Correspondence

January 29, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Riot Blockchain, Inc. Shelf Registration Statement on Form S-3 filed July 10, 2018, as amended December 12, 2018 and January 3, 2019.

Ladies and Gentlemen:

We are in receipt of the letters, dated July 19, 2018, August 2, 2018, and December 18, 2018 addressed to Riot Blockchain, Inc. (the "Company") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding their review of the above referenced filings of the Company including, specifically, the shelf registration statement on Form S-3, File No. (333−226111) (the "Registration Statement"), filed on July 10, 2018 and amended on December 12, 2018 and on January 03, 2019, seeking to register units of the Company's stock (its "Stock") under the Securities Act of 1933, as amended, and the associated current, quarterly, and annual reports of the Company filed with the Commission over the last year (File No. 001-33675)(collectively, the "Filings").

The Company has filed a second amendment to the Registration Statement on Form S-3/A on January 03, 2019, as well as an amendment number 1 to its Quarterly Report on Form 10-Q for the Period Ended September 30, 2018, filed on January 11, 2019 (the "Q3 2018 Report"), and, as applicable, prepared disclosures therein in response to the Staff's comments regarding the Registration Statement and the Filings.

To assist in your review of the Company's responses to the comments set forth in the Staff's letters, the Company has set forth below in full in italicized text the comments contained in the letter, together with its responses.

Riot Blockchain, Inc. 202 6th Street, Suite 40 ● Castle Rock, CO  80104 ● Tel. (303) 974 - 2000

United States Securities and Exchange Commission
January 29, 2019

Amendment No. 1 to Form S-3

Digital Currency Mining Operations, page 3

1.
Please revise to expand your disclosure regarding the number of miners that are currently operating at your facility, and whether there are any expected changes that will correspond with the decreases in the amount of rent.

Response

The Company has revised its disclosure to clearly that it has deployed 8,000 miners, including 7,500 model S9 and 500 model L3+ miners, in its Oklahoma City, Oklahoma facility, and that the disclosed changes to its lease agreement for that facility will not affect the number of miners it deploys there, but rather reflect a renegotiation of the previous agreement reflecting the changing economics of the relationship between the Company's subsidiary, Kairos Global Technology, Inc., and its landlord, 7725 Reno #1, L.L.C. For the Staff's convenience, the full text of the disclosure is included as follows:

Form S-3/A, About Riot Blockchain, Digital Currency Mining Operations, page 3:

"Overview of Mining Operations

The primary focus of the Company is our digital currency mining operations. Digital currencies are digital or virtual currencies used as a medium of exchange outside of the traditional state-backed fiat currencies. Digital or "crypto" currencies rely on complex cryptographically recorded data entries known as "blocks" on decentralized digital ledger system known as a blockchain. Blocks are added to the blockchain chronologically and, once added, are unchangeable. Thus, digital currencies are seen as a secure means of storing and recording information regarding a transaction or set of transactions. To incentivize the creation of blocks for the blockchain, digital currency tokens are awarded on a per block basis for block creation, a process which is known in the industry as mining.

The Company's mining operations focus primarily on bitcoin mining. Bitcoin mining entails solving complex mathematical problems using custom designed and programmed application-specific integrated circuit computers (referred to as "miners"). Bitcoin miners provide transaction verification services to a given blockchain by solving complex algorithms to encode additional blocks into the blockchain, which blocks serve as immutable records of transactions once added to the blockchain. When a miner is successful in adding a block to the blockchain, it is rewarded with a fixed number of bitcoin. Blocks are added to the blockchain on a first-to-finish basis, meaning that the first miner to solve an algorithm and verify a given transaction is the only miner to receive a bitcoin reward. This first-to-finish environment has created a computing power arms race whereby miners are encouraged through competition to allocate ever-increasing computing power (known as "hash rate") to solving algorithms. The resulting energy costs are substantial, and, in light of the recent decline in the market price of bitcoin and other "benchmark" digital currencies such as bitcoin cash, litecoin, and ethereum, the profitability of mining operations has been reduced as competition increases to solve each block. The Company's digital currency mining operations operate at a maximum hash rate of 95 petahash per second.

In response to these factors, the Company has entered into mining pools, whereby multiple miners allocate their collective computing powers to solving a given algorithm thereby increasing the collective hash rate devoted to a given algorithm. By pooling their efforts, miners in a pool are more likely to verify a given transaction and add a block to the Blockchain than miners acting individually. Pool miners are awarded a fractional reward based on the hash rate each contributed to the pool on a given successful transaction, regardless of whether the individual miner actually solved the applicable algorithm. Miners are allocated a share of every reward obtained by the pool operator, and thus the risk of not solving the algorithm first is reduced. The Company participates in pools on an at-will basis, and is under no obligation to remain in a given pool and may terminate its engagement with a given pool at any time. Presently, management believes participating in mining pools is the most efficient means of mining digital currencies, but is under no obligation, nor does it provide any assurance that it will continue to do so in the future.

United States Securities and Exchange Commission
January 29, 2019

Oklahoma City Mining Facility

Beginning in February of 2018, we relocated our mining operations to our Oklahoma City facility, which is leased by our subsidiary, Kairos. As of the date of this prospectus, we moved all of our 8,000 digital currency miners, which includes 7,500 model S9 and 500 model L3+ miners to our Oklahoma City facility. These miners have been installed and operational since being deployed in June of 2018. Kairos leased the Oklahoma City facility from 7725 Reno #1, L.L.C. ("7725 Reno") by a lease agreement dated February 27, 2018, as amended on March 26, 2018 (the "Lease"). Effective as of November 29, 2018, Kairos amended the Lease with 7725 Reno by: (i) extending the initial term of the Lease through August 15, 2019; (ii) effective as of December 1, 2018, changing the monthly rent for the Lease as follows: (a) $235,000 for December of 2018, (b) $230,000 for January of 2019, and (c) $190,000 per month thereafter for the duration of the Lease, including any renewals; (iii) reducing the monthly electricity usage charges due under the Lease; (iv) providing that Kairos will reimburse 7725 Reno for up to $14,000 of the costs of installing electricity metering devices in the facility; and (v) Kairos will have the option to renew the Lease for up to two (2) three (3) month periods after the expiration of the initial term of the Lease. Under the initial terms of the Lease, the Company was required to pay for 12 megawatts of power per month, regardless of the actual power consumption by its miners. Before upgrades were made to the software of our miners which made our mining activities much more energy efficient, this fixed cost arrangement was beneficial to the Company, as the Company had access to the allotted 12 megawatts of power each month during a time of peak demand for electric power. When the original lease was entered into, computing power, and therefore electricity, was in high demand among competitors in the bitcoin mining marketplace, securing access to 12 megawatts of electric power per month at a fixed price was important given those market conditions. Subsequent changes to the software of our miners and facility improvements have made the miners far more energy-efficient and therefore this fixed cost arrangement had become cost-inefficient, as the Company used less than the allotted 12 megawatts of power per month. Accordingly, for these reasons and other economic factors, the Company renegotiated the Lease.

The changes to the Lease do not impact the number of miners deployed at the facility. The Company's monthly electricity usage costs are now variable, rather than fixed under the Lease, and are assessed at a lower rate per kilowatt/hour for the electricity used. The reduction in the base rent was the product of negotiations between the Company and 7725 Reno and reflects changes to the economics of the Lease, rather than any change in the leased space or the number of deployed miners. These changes to the Lease will allow the Company to be more responsive to changes in the profitability of its digital currency mining operations.

The Company can, under the amended Lease, decide to reduce or temporarily switch off, any number of its miners in the facility and therefore reduce its variable electricity costs. Whereas under the original Lease, the Company would have still incurred the same electricity cost, regardless of actual electricity use. These changes allow the Company to monitor its monthly costs by optimizing its mining performance by operating its miners at less than full capacity during times of peak electricity rates.

Miners generate a substantial amount of heat when operating, which heat must be dissipated to avoid damaging the miners' circuitry. Heat dissipation requires significant electrical power. As the hash rate produced from operation of the miners is increased, so too is the electricity used both in operation and from heat dissipation. Accordingly, the electricity cost incurred in operation of the miners increases exponentially as the hash rate produced is increased. This increased electricity usage comes at substantial cost to the Company, and, accordingly, when the conversion spot price of bitcoin declines, the profitability of operating the mine at peak capacity declines. In addition to the need to dissipate the heat generated from the operation of the miners, environmental heat must also be dissipated. Under the original Lease, the Company incurred the same electricity cost regardless of electricity used, so it was negatively incentivized to reduce or halt its mining activities in response to dips in the conversion spot price of bitcoin. Under the amended Lease, however, the Company can reduce or even halt the operation of its miners temporarily in response to changing market conditions and obtain a corresponding reduction of its electricity costs for its facility. Furthermore, the Company expends electricity in dissipating environmental heat affecting its miners. As the environmental heat increases, so does the amount of electricity required to dissipate that heat. In times of extreme heat, the cost of dissipating the heat from operation of the miners can be substantial. Accordingly, running the Company's miners at peak capacity during times of high heat is more expensive for the Company. Because the amended Lease does not have a fixed power cost built in, the Company can reduce, increase, or even shut off the mining power devoted to the miners when environmental factors or market forces contract the net revenue generated from the Company's mining activities, without incurring the high fixed power cost required under the original Lease. This variability in the Company's power costs resulting from the operation of its mining facility makes the Company's mining activities more responsive to variables affecting the cost of digital currency mining, therefore bringing more of the Company's variable expenses under the Lease within management's control."

United States Securities and Exchange Commission
January 29, 2019

Development of a U.S.-based Digital Currency Exchange, page 4

2.
Please revise to discuss the termination of your licensing and services agreement with Coinsquare, and to explain how the SynapseFi agreement will help launch your platform. It appears that the master services agreement with Shift Markets may be a material agreement. Please disclose the material terms of the agreement, including what aspects of the platform operations will be provided by Shift Markets pursuant to the agreement.

Response

The termination of the licensing and services agreement with goNumerical, Ltd. (d/b/a "Coinsquare") (the "Coinsquare Agreement") was a substantial material agreement for the Company and it represented a significant partnership in the development of the Company's planned U.S.-based digital currency exchange, RiotX. As disclosed in its Amendment No. 2 to its Registration Statement on Form S-3/A filed on January 3, 2019, the Coinsquare Agreement would have provided the Company with a comprehensive digital currency exchange platform inclusive of a Trading Engine and Digital Wallet Services, and would have been responsible for integrating the banking services software into RiotX, as well as for managing the day to day management, hosting, customer support and other operational services provided by RiotX to its end users. The contract price for the Coinsquare Agreement was $1,500,000 and equity outlays consisting of 9.9% of the equity in RiotX Holdings, Inc., the Company's subsidiary, and 450,000 shares of the Company's common stock.  The Coinsquare Agreement therefore represented a definitive material agreement which the Company reported accordingly. The termination of the Coinsquare Agreement, which the Company disclosed on Form 8-K filed on September 18, 2018, caused the Company to seek replacement service providers for those aspects of RiotX that would have been provided by Coinsquare, including a Trading Engine.

The Company reported the SynapseFi Agreement on Form 8-K filed on October 29, 2018 under Item 1.01, entry into material definitive agreements because SynapseFi is a unique service provider whose software as service agreement provides RiotX with secure and efficient banking services software. The SynpaseFi Agreement will enable RiotX users to gain access to accredited banking institutions, and it will provide the Company with assurances through its Application Program Interfaces ("API") of the identity and location of RiotX users.  The API provided by SynapseFi is nearly as important to the Company as the banking services it will provide, as the API enable the Company to better track and identify its users in order to prevent fraud and improper use of its RiotX exchange.  As the Company has previously disclosed, regulatory compliance has been and continues to be a top priority for its development of RiotX, including complying with territorial restrictions on the exchange of digital currencies.  SynapseFi's API will enable to Company to know where its end users are when they access RiotX, thereby enabling the Company to prevent, for example, a user from Montana, a state where the exchange of digital currencies is permitted, from traveling to neighboring Wyoming, where the exchange of digital currencies is not permitted, and using RiotX there.  The SynapseFi Agreement is therefore not just material to the development of RiotX, but is also material to the Company.

The Company acknowledges the Staff's concern regarding the materiality of the Shift Markets Agreement, but respectfully disagrees with the Staff's assessment that it is a material definitive agreement requiring reporting under Item 1.01 on Form 8-K. The Company disclosed its agreement with Shift Markets under Item 7.01, Regulation FD Disclosure, on its current report on Form 8-K filed on November 28, 2018, as securing the service provided by the agreement represents a milestone in the development of its RiotX exchange, and the knowledge that the Company had reached this stage in the development of RiotX would tend to be the kind of information which, if disclosed, could tend to affect investors' decisions to invest in shares of the Company's common stock.  Therefore, under Regulation FD, the Company was required to disclose that it had achieved this milestone in the development of RiotX to the market, but it was not required to disclose the terms of the agreement whereby that milestone was achieved. The agreement itself is immaterial to the Company as a whole and therefore would not tend to impact an investor's decision whether to invest in its stock. The Shift Markets Agreement was not material to the Company, whereas the Coinsquare and SynapseFi Agreements are material to the Company due to their scope, size, and uniqueness.

United States Securities and Exchange Commission
January 29, 2019

Both the Coinsquare and SynpaseFi Agreements offered the Company a unique and substantial service at a price which represented a significant outlay by the Company in terms of its total operation costs and its development budget for RiotX. The Shift Markets agreement, on the other hand, offers the Company with a relatively non-unique service, a Trading Engine, at a price representing less than five percent (5%) of the Company's total operating budget for RiotX, and at a total contract price of less than ten percent (10%) of the Coinsquare Agreement. Therefore, the agreement between Shift Markets and the Company itself is not material to the Company's finances. However, the fact the Company has secured a Trading Engine for RiotX through the agreement is material, in that it represents a significant milestone in the development of RiotX. Whereas the Coinsquare and SynapseFi Agreements were material definitive agreements reportable under Item 1.01 on Form 8-K, the Shift Markets agreement is not so-reportable, but, due to the progress in the development of RiotX indicated by securing a Trading Engine for the exchange, the Shift Markets agreement is reportable under Regulation FD, and therefore the Company so-reported it on Form 8-K under Item 7.01.

Accordingly, the Company has revised its disclosure to: (i) specifically explain how the termination of its licensing and services agreement with Coinsquare effects the development of its planned U.S.-based digital currency exchange, RiotX; (ii) to explain how the SynapseFi Agreement will help the Company launch RiotX; (iii) provide an updated timeline for the development and launch of RiotX; (iv) provide its current projections of the cost of the development, launch, and operation of RiotX; and (v) provide the regulatory framework and business risks associated with the development of RiotX.  The Company has additionally disclosed the term, payment breakdown, and termination provisions of the Shift Markets Agreement in its amended disclosure on Form S-3/A in "About Riot Blockchain" under the section "Development of a U.S.-based Digital Currency Exchange" on page 5 of the disclosure at paragraph (ii) "Trading Engine." For the Staff's convenience, the full text of the disclosure is included below:

Form S-3/A, About Riot Blockchain, Development of a U.S.-based Digital Currency Exchange, page 4:

"Overview of the RiotX Exchange

In addition to those business developments previously reported by the Company in its annual report on Form 10-K, quarterly reports on Form 10-Q, and periodic reports on Form 8-K, the Company has continued its exploration of the development of a U.S.-based digital currency exchange. The Company has been investigating and pursuing the regulatory pathway for the launch of a digital currency exchange in the United States since the beginning of 2018. The Company's planned digital currency exchange under the name "RiotX" is being developed by and is contemplated to be operated through the Company's subsidiary, RiotX Holdings, Inc. ("RiotX Holdings"). The Company believes that, by providing a stable and secure platform for the exchange of digital currencies, it will attract significant trading volume, thereby providing the Company with consistent revenue per trade, independent of the price of any one digital currency. The Company intends to launch RiotX for the exchange of bitcoin, bitcoin cash, litecoin, and ethereum (the "Exchanged Currencies"), and for U.S. Dollars. The Company has selected the Exchanged Currencies for exchange on RiotX based on internal and external reviews, and will only include those currencies for which it has obtained regulatory approval.

The Company views its RiotX exchange as being comprised of three core services: (i) Banking Services; (ii) a Trading Engine; and (iii) Digital Wallet Services. The Company intends to provide each of these services by engaging experienced third party vendors in the industry through software-as-a-service agreements, which will be reviewed on a case-by-case basis by the Company's management, along with external advisors and legal counsel, and will ultimately be subject to review by the Company's board of directors. The Company plans to only contract with companies that have established track records as industry leaders, which comply with federal, state and local laws, and, if required are in compliance with U.S. securities law to provide such services. The Company assesses each vendor using a risk management process that evaluates key risk factors related to their performance and their potential impact on the Company, including, without limitation, its capital structure, financial condition and liquidity. The Company has engaged external advisors and legal counsel to review contracts and conduct due diligence related to financial stability and performance, and cybersecurity procedures. Additionally, the Company assesses each vendor as they relate to its regulatory compliance framework needs such as reporting, fraud monitoring, "know your customer," anti-money laundering, and data privacy standards to ensure compliance with applicable rules, regulations, and industry best practices.

United States Securities and Exchange Commission
January 29, 2019

Agreements with Third Party Vendors

As the Company continues to explore and develop its planned U.S.-based digital currency exchange, it will continue to develop relationships with third party vendors to support the RiotX exchange. As of the date of this prospectus, the Company has entered into several such relationships with third parties to provide RiotX with these core services.

(i) Banking Services

As previously reported in the Company's Current Report on Form 8-K filed on October 29, 2018, the Company's subsidiary, Logical Brokerage, entered into a material definitive agreement with Synapse Financial Technologies, Inc. ("SynapseFi"), and its partner, Evolve Bancorp, Inc., through its subsidiary, Evolve Bank & Trust (collectively, "Evolve"), to provide RiotX with banking services and transactional support (the "SynapseFi Agreement"). SynapseFi's proprietary software technologies will provide the RiotX exchange with secure banking services to enable RiotX users to efficiently and securely create accounts to hold, transfer, and deliver Exchanged Currencies, allowing RiotX users to make deposits and take withdrawals of fiat currencies into and from their RiotX user accounts. SynapseFi is an industry leader in the provision of Application Program Interfaces ("API") to the financial services industry. SynapseFi's APIs provide a secure and stable means of communication between users and financial institutions, while providing security and compliance assurances to financial institutions. Under the terms of the SynapseFi Agreement, SynapseFi will engage Evolve, or any successor financial institution designated by SynapseFi, to provide banking services directly to RiotX and its end users. SynapseFi's API will allow RiotX to efficiently communicate user requests to Evolve, while assisting Evolve with managing the risks and compliance concerns associated with the exchange of digital currencies. Pursuant to the terms of the SynapseFi Agreement, the Company has agreed to permit SynapseFi to conduct periodic security, compliance and risk reviews, and audits of RiotX on behalf of Evolve as a means of ensuring continued compliance. The SynapseFi Agreement is a significant milestone in the development of the planned RiotX exchange.

(ii) Trading Engine

On August 31st, 2018, the Company signed a Software Licensing and Subscription Services Agreement (the "Coinsquare Agreement") with Coinsquare to provide the Company with a comprehensive digital currency exchange platform inclusive of a Trading Engine and Digital Wallet Services. Under the Coinsquare Agreement, Coinsquare would have been responsible for the day to day management, hosting, customer support and other operational services. In total, the Coinsquare Agreement constituted an initial cost for the first year in excess of $1,500,000 and an equity grant of 9.9% of the equity interest in RiotX Holdings, as well as an additional 450,000 shares of the Company's common stock. The Coinsquare Agreement was terminated by mutual agreement of the Company and Coinsquare on September 17, 2018, as reported by the Company in its Current Report on Form 8-K filed on September 18, 2018. Termination of the Coinsquare Agreement caused the Company to search for replacement third party service vendors to fulfil the roles which would have been performed by Coinsquare under the Coinsquare Agreement.
As reported in the Company's press release disclosed in its Current Report on Form 8-K filed on November 28, 2018, RiotX Holdings, Inc. entered into a Master Services Agreement with Shift Markets, Ltd. ("Shift") to provide the Company with a license to use Shift's exchange trading platform on RiotX. After conducting a search and review of third party service vendors to provide RiotX with a Trading Engine, the Company selected Shift for RiotX. The agreement between RiotX Holdings and Shift (the "Shift Agreement") provides the RiotX exchange with a license to use Shift's proprietary Trading Engine, which allows for the efficient and effective exchange of the Exchanged Currencies and for U.S. Dollars.

Shift will only replace the Trading Engine component of the services which were to be provided to RiotX by Coinsquare under the Coinsquare Agreement. As a result, the Company plans to take on the role of customer support, account management and operations internally and is seeking out a third party Digital Wallet Services provider. In order to accommodate this change, the Company has revised its operating budget for RiotX to include a reallocation of the costs for headcount and other internal investments that were previously supported by Coinsquare.

United States Securities and Exchange Commission
January 29, 2019

The Shift Agreement is for an initial term of 12 months, which may be renewed for a period of six months by the Company. The Shift Agreement is payable in two separate amounts: an initial set up charge, and recurring monthly fees. The recurring monthly charges will not accrue and become payable prior to (i) integration of Shift's trading engine into the RiotX exchange is completed, and (ii) the RiotX exchange becomes operational and is launched by the Company. The Shift Agreement may be terminated at will by the Company, upon delivery of 60 days' notice to Shift. Termination of the Shift Agreement will terminate all performance obligations of Shift and the Company.

The selection and integration of a Trading Engine into the planned digital currency exchange represents a milestone in the development of RiotX. While Shift Markets will provide a necessary tool to the Company's planned digital currency exchange, the Shift Agreement itself is financially immaterial to the Company, representing less than 5% of the Company's operating budget for its planned RiotX exchange, its contract price is less than 10% of the contract price of the Coinsquare Agreement, and it does not include an equity grant. Shift, while an effective service provider, is not so unique to the market for exchange platform technologies to be material to the Company's strategic vision or success. Management believes the Shift Agreement will ultimately prove beneficial to the Company and its planned digital currency exchange, and that it represents an important milestone in the development timeline of its planned digital currency exchange.

(iii) Digital Wallet Services

The Company plans to integrate a third party service vendor's Digital Wallet Services technology into the RiotX exchange which, along with Shift's Trading Engine and SynapseFi's Banking Services, will complete the development of RiotX. Digital Wallet Services will provide RiotX exchange users with secured digital means of storing digital currencies for exchange on RiotX. Digital Wallet Services are a core component of the Company's planned RiotX exchange, and will be integrated into RiotX by Shift as soon as a service vendor is selected and an agreement is finalized. Once the Company has consummated an agreement with an appropriate Digital Wallet Services provider, the Company will be in a position to start bringing its RiotX digital currency exchange online in those jurisdictions where it has obtained regulatory approval.

Project Timeline for RiotX

The Company anticipates launching its RiotX digital currency exchange by the end of the first quarter of 2019, which plan is subject to change based on several factors as discussed in this Prospectus. Once RiotX is online, the Company plans to offer services in a limited number of states in order to validate the performance of the system and debug any potential issues with the software. Throughout this time, the Company plans to increase staff levels to support additional users and refine its procedures for compliance, security and general support of RiotX. As the Company obtains the necessary regulatory approval in a given jurisdiction, the Company intends to bring RiotX online in that jurisdiction, with the ultimate goal of bringing RiotX online in all 50 states except Hawaii and Wyoming by the end of 2019. The regulatory hurdles faced by the Company, and its progress in this regard, is discussed in greater detail under the section titled Regulatory Framework of RiotX¸ below. Management believes this timeline is achievable, but, in light of difficulties in obtaining regulatory approval, reaching software-as-a-service agreements with third party vendors, and capital restrictions affecting the Company, this timeline may be delayed.

Reaching software-as-a-service agreements with third party vendors for the RiotX exchange has delayed the Company's development of the RiotX exchange. Termination of the Coinsquare Agreement required the Company to replace Coinsquare with other providers that would fulfill various technology components (such as the Trade Matching Engine and Digital Wallet Service for RiotX), as well as customer support and management services, all of which were to be handled by Coinsquare staff under the original Coinsquare Agreement. In addition to allocating its own personnel and resources to handling the customer service and troubleshooting aspects of the RiotX exchange, which would have been handled by Coinsquare under the Coinsquare Agreement, the Company must integrate the services of third party vendors into the RiotX exchange to provide the Company with the necessary services for the development and operation of RiotX.

United States Securities and Exchange Commission
January 29, 2019

The Coinsquare Agreement would have fulfilled many of the outstanding development milestones for the planned RiotX exchange, but after termination of the Coinsquare Agreement, the Company entered into the SynapseFi Agreement to provide RiotX with the necessary banking services. Additionally, the Company entered into the Shift Agreement to provide RiotX with a license to use Shift's exchange Trading Engine platform. Finally, the Company is working towards contracting with a third party vendor to provide RiotX with Digital Wallet Services. With the Shift and SynapseFi agreements in place, once the Company has secured a Digital Wallet Services provider, it will be in a position to deploy the RiotX exchange in all jurisdictions in which it has obtained regulatory approval.

The timeline to launch the RiotX exchange will depend on several factors including, but not limited to: performance of the Company and its ability to finance its deployment; the federal and state regulatory landscape; the ability of the Company to secure proper licensing in each state in which it intends to operate; the Company's technology implementation schedule; and the Company's ability to raise capital to continue funding the development of the RiotX exchange. Any delay in these factors, as well as additional unforeseen or unforeseeable factors, may result in the delay of the launch of the RiotX exchange platform.

Cost of Development and Operation of RiotX

Prior to the anticipated launch by the end of the first quarter of 2019, the Company estimates the initial development costs of launching the RiotX exchange inclusive of software development, license applications, legal fees, and general overhead should not exceed $250,000. This estimate is based on current projections, and is subject to change as factors, such as protracted legal costs, affect the cost profile of the development of the RiotX exchange. Once operational, the RiotX exchange budget for 2019, inclusive of the contract costs of the Shift and SynapseFi agreements, as well as the to-be-determined Digital Wallet Services provider agreement, employee, utility, regulatory, and legal costs, is not anticipated to exceed $2,000,000 per year. Factors such as rapid growth, changes in the regulatory landscape, and changes in our business plan could have a material adverse effect on these estimates, and, as such, these costs are subject to change over time. You should not assume that the estimates disclosed under this subheading of this prospectus are accurate on any date subsequent to the date set forth on the front of this prospectus. You should also not assume that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus, any applicable prospectus supplement or any related free writing prospectus is delivered, or securities are sold, on a later date.

Regulatory Framework of RiotX

As of the date of this prospectus, RiotX is licensed and/or approved in five states and has pending licenses in another 17 states, with review in another two states. The Company plans to be operational in 24 states by the launch date of RiotX by the end of the first quarter of 2019. However, management continues to work towards the long-term goal of obtaining regulatory approval of the RiotX exchange in all 50 U.S. states, with the exception of Hawaii and Wyoming, by the end of 2019, which timeline is subject to delays caused by regulatory review, market forces, and other factors which may be outside of the Company's control.

In furtherance of its plan to obtain regulatory compliance, the Company purchased 92.5% of Logical Brokerage, which is an introducing broker registered with the Commodities Futures Trading Commission and the National Futures Administration, in March of 2018. The Company subsequently obtained a Money Services Business License from FinCEN in May of 2018. The Company then obtained a Money Transmitter License from the State of Florida in June 2018. In October of 2018, Logical Brokerage and RiotX were approved for application in a consortium of 17 states for fast track approval for Money Transmitter Licenses. We expect to receive these licenses in the first quarter of 2019. In December of 2018, RiotX obtained a Sellers-Issuers of Payment Instruments and Money Transmitter License from the State of Georgia. By the end of the first quarter of 2019, the Company plans for RiotX to be approved in 24 states in the United States. These additional licenses may permit the Company to explore additional exchange developments in the future.

United States Securities and Exchange Commission
January 29, 2019

Throughout 2019, the Company plans to pursue additional money transmitter licenses in the United States for RiotX, as well as a New York State Bitlicense, which will license the RiotX exchange to engage in cryptocurrency business in New York. The New York State Bitlicense is seen as a benchmark license in the cryptocurrency business, and has traditionally been difficult to obtain. In the third and fourth quarter of 2018, however, New York State regulators have increased the number of New York State Bitlicenses issued, and have done so at a greater frequency than in previous quarters. While management does not believe this bears any indication on its own application, management believes this movement indicates increasing action by New York State regulators to grant state licenses. The Company may not, however, ever succeed in obtaining a New York State Bitlicense for RiotX, and RiotX may therefore never obtain regulatory approval to conduct cryptocurrency business in New York. This lack of regulatory approval in one of the largest and most economically important states in the United States could have a detrimental effect on the planned RiotX exchange, which may have a material negative impact on our business operations.

Business Risks Associated with RiotX

The Company has devoted significant resources to the development of the planned RiotX exchange and the Company may lose most or all of its investment if RiotX fails. If the Company faces significant delays in the deployment of RiotX, or if the development costs of RiotX become unbearable, the Company may have to reduce or even halt its efforts to develop and deploy RiotX. If the Company is unsuccessful in the deployment of RiotX, it may lose most or all of the capital it has invested into the exchange. Additionally, if RiotX is not adopted by users, it may never gain traction in the market and become viable long-term. These risks to the deployment and adoption of RiotX pose significant risks to the capital the Company has invested in RiotX and the Company may be unable to sustain the short- and long-term costs associated with the development of RiotX."

United States Securities and Exchange Commission
January 29, 2019

3.
Please ensure that your current plans with respect to the SynapseFi and Shift Markets agreements and plans to launch a digital currency exchange and futures operation are clear and updated, including the business risks and challenges of launching these operations, the regulatory approvals that will be needed, and your anticipated timeline and estimated costs. For example, we note your statement on page 6 in the Annual Report on From 10-K/A that was filed on June 29, 2018 that you intend to investigate licensing and suitability to serve customers in all states except Wyoming and Hawaii, but that you recently stated in your December 6, 2018 press release that you now plan to be operational in 24 states in the short term.

Response

The Company acknowledges the Staff's comment and will continue, as required, to disclose developments, business risks, and challenges pertaining to its planned U.S.-based digital currencies exchange, RiotX, in addition to those disclosures contained in the Company's response to the Staff's comment number 2, above. As the Company's plans for RiotX have developed and the situation surrounding its development have changed, so too have the Company's strategies for the development and launch of RiotX changed.  As discussed in the disclosures contained in the Company's recent disclosures in its Amendment No. 2 to its Registration Statement on Form S-3/A filed on January 3, 2018, the Company is presently prepared to launch RiotX for use in 24 states as an initial testing ground by the end of the first quarter of 2019; and, as it obtains further regulatory authorizations, the launch of RiotX will be extended across the United States, with the intent to have the exchanged launched and operational in all 50 states, except for Hawaii and Wyoming, by the end of 2019. As further discussed in the Company's disclosure, this development and launch timeline is subject to change due to shifting unforeseen events and the occurrence of potential risk factors, such as regulatory backlash or a drawn out regulatory approval processes in those states in which RiotX has not been licensed.

United States Securities and Exchange Commission
January 29, 2019

Liquidity and Capital Resources, page 5

4.
We note in your disclosure that you will require additional capital in order to meet your ordinary business obligations for the next twelve months. Please revise to also disclose how long you expect that your business will be able to continue its current and planned operations if you are unable to secure additional capital.

Response

The Company acknowledges the Staff's comment regarding its liquidity disclosures and has made additional clarifying disclosures accordingly. The Company notes that, due to the fluctuations in the market price for cryptocurrencies, and in particular that of bitcoin, the Company's largest digital currency asset, the Company cannot predict a date on which it would cease to continue as a going concern with any reasonable degree of accuracy.  As detailed in the Company's revised disclosure below, the Company can make significant drawbacks in its variable costs in order to survive for a three month period following a sustained decline in the conversion spot price of bitcoin below $3,000.00. The Company does not, at present, anticipate instituting these cost-savings measures, but it may have to do so in the future given the fluctuations in the conversion spot price of bitcoin.  Further, even if the conversion spot price of bitcoin reverses its 2018 trend, the Company will still need to raise additional capital to fund its strategic plans, including the development of its U.S.-based digital currency exchange.

If the Company were to provide a more definite estimation of its liquidity and going concern evaluation, any error in such estimation would potentially open the Company up to shareholder derivative suit.  By providing an estimate, even with strong cautionary statements regarding such forward looking statements, the Company would be unreasonably exposed to litigation which, regardless of its ultimate outcome, would require the Company to advance significant capital to defend the claim, shifting that capital away from its business operations and strategic plans. Furthermore, making such an estimate may place the Company in the difficult situation of arguing that the estimate it gave was a reasonable good faith estimate when it knew or should have known that such estimate was unreasonable.

Because of this significant risk and the lack of market precedent for disclosing such a going concern estimate, the Company chose instead to disclose a minimum operating window following a triggering event during which the Company expects it could continue as a going concern. By providing a minimum period for which the Company can continue as a going concern if it engages in certain cost-saving measures following a sustained dip in the conversion spot price of bitcoin, the Company believes it has balanced the competing goals of providing sufficient disclosure to the market for investors to make informed decisions regarding its stock, and protecting itself from potential harmful litigation. Accordingly, the Company has revised its disclosure regarding its liquidity in its Amendment No. 2 to its shelf registration statement on Form S-3/A filed on January 3, 2019 in response to the Staff's comment no. 4 in order to provide greater clarity on its liquidity outlook as follows:

Form S-3/A, About Riot Blockchain, Liquidity and Capital Resources, page 8:

"The Company has experienced recurring losses and negative cash flows from operations. We expect to continue to incur losses from operations for the near-term and these losses could be significant as we incur costs and expenses associated with recent and potential future acquisitions and development of the RiotX exchange platform, as well as public company, legal and administrative-related expenses being incurred. We are closely monitoring our cash balances, cash needs and expense levels.

As of September 30, 2018, the Company had approximate balances of cash and cash equivalents of $1,607,000, a working capital deficit of $1,178,000, total stockholders' equity of $16,532,000 and an accumulated deficit of $185,796,000. To date, the Company has in large part relied on debt and equity financing to fund its operations. As of the date of this prospectus, the Company has been closely monitoring its cash and cash equivalents and has reduced its operating expenses, as needed, in order to continue to execute the Company's strategy. Management believes that the Company will require additional capital to meet its obligations arising from normal business operations for the next twelve months. Without additional capital, the Company's ability to continue to operate as a going concern will be limited. If unable to obtain adequate capital, the Company could be forced to reduce or cease its operations. The Company is currently pursuing capital transactions in the form of debt and equity; however, management cannot provide any assurance that we will be successful in its plans.

United States Securities and Exchange Commission
January 29, 2019

Cash flow from our operations relies substantially on our ability to continue to mine digital currencies and the conversion spot price at which our digital currencies are exchangeable for U.S. Dollars. We expect to generate ongoing revenues from the production of digital currencies, primarily bitcoins, in our Oklahoma City mining facility. Our ability to liquidate bitcoins at future values above the cost of production of bitcoins will affect our ability to generate positive cash flow from operations. However, our primary variable expense associated with our mining operation is the electricity expense of operating our Oklahoma City facility. Accordingly, the revenue from our mining operation is a function of the conversion spot price of bitcoin to U.S. Dollars over our electricity and other variable costs associated with operating our mining facility.

As of the date of the prospectus, the trading spot price of bitcoin, our primary digital currency asset, has significantly declined from its highest conversion spot price in 2018. Management has determined that a conversion spot price for bitcoin of $3,000 per bitcoin is the lowest acceptable "floor price" at which continued peak operation of the mine comports with the Company's short- and long-term strategies. At a conversion spot price at or below $3,000 per bitcoin, the ratio of revenue generated to operating costs from our digital currency mining operation is not supportable based on current internal projections. Should the spot price of bitcoin fall below $3,000 per bitcoin, management may reduce or completely deactivate its digital currency miners as a cost-saving measure. Management could substantially reduce or cease the Company's mining activities until such a time as bitcoin begins to trade at a more advantageous conversion spot price against the U.S. Dollar, at which point the Company could immediately re-initiate its miners and resume bitcoin production from its mining facility.

If the spot price of bitcoin were to consistently trade at or below $3,000 per bitcoin and management were to successfully reduce or eliminate its variable operating expenses associated with its digital currency mining operation, sell certain of its salable assets at prices below fair market value, reduce payroll and delay the launch of its RiotX exchange, management believes that the Company can continue as a going concern for at least three months. This estimate is based on current internal projections of the Company's expenses, and does not account for unforeseen or unforeseeable costs such as additional legal or regulatory expenses which the Company cannot reasonably predict. Should such isolated or continuing unpredictable costs occur, the Company's predictions could change materially.

The Company does not, at present, anticipate initiating these cost mitigation efforts, but is prepared to do so should access to capital markets not materialize in the short-term. Cutting its core mining operations, reducing its payroll, and delaying the development and launch of its RiotX exchange platform may have a material negative impact on the trading price of our common stock, and our shareholders may lose part or all of their investment. Management believes, however, that continued decline in the conversion price of bitcoin to U.S. Dollars may reduce cash flow to the extent that the Company is forced to engage in these cost-saving measures in order to continue as a going concern.

Additionally, even if the present trend of the decline in the conversion price of bitcoin to U.S. Dollars reverses and the Company is able to convert its digital currency assets to U.S. Dollars at a more advantageous price, the Company will need to raise additional capital to continue its operations and pursue its strategies, including the development of RiotX, and the need to respond to competitive pressures or unanticipated working capital requirements. The Company may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If the Company raises additional equity financing, the Company's shareholders may experience significant dilution of their ownership interests, and the value per share of the Company's common stock could decline. Furthermore, if the Company engages in additional debt financing, the holders of debt would have priority over the holders of common stock, and the Company may be required to accept terms that restrict its ability to incur additional indebtedness and take other actions that would otherwise possibly not be in the interests of the Company's shareholders, forcing it to maintain specified liquidity or other ratios."

United States Securities and Exchange Commission
January 29, 2019

Risk Factors

The price of our common stock may be inflated [sic] by the market price of digital currencies…, page 7

5.
We note your statement that your common stock may be perceived as a way of maintaining investment exposure to the Blockchain and digital currency markets without exposing the investor to the risk of a particular digital currency. The statement appears to contradict your statements that the primary focus of the company is digital currency mining operations and that your mining operations are focused primarily on bitcoin mining. Please revise your disclosure accordingly.

Response

The Company notes the Staff's comment regarding its prior statement that its stock may be seen as a hedge against the price of bitcoin and has revised its disclosure to remove any statements to that effect.  Its disclosure regarding the potential effect of fluctuations in the price of bitcoin on the price of its common stock has been revised accordingly:

Form S-3/A, Risk Factors, The price of our common stock may be influenced by the market price of digital currencies, among other factors, which may be susceptible to wide swings in value, page 10

"Digital currency market prices, in particular that of bitcoin, which represents our primary digital currency asset, have experienced significant short- and long-term fluctuations in value. There is no assurance that the price of digital currencies (i.e. bitcoin) may not have an adverse effect on the price of our common stock, despite management's best efforts to pursue the Company's core businesses. This is because the value and price of our common stock, as determined by the investing public, may be influenced by future anticipated adoption or appreciation in value of digital currencies or the blockchain generally, factors over which the Company has little or no influence or control. The Company's share price may also be subject to pricing volatility due to supply and demand factors associated with few or limited public company options for investment in the digital currency industry.

Digital currency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of digital currencies, or the Company or its share price, inflating and making their market prices more volatile or creating "bubble" type risks.  As of the date of this prospectus, the trading price of bitcoin and other digital currencies has experienced significant decline and the trading price of our common stock has experienced a similar decline. If the trading price of the Company's common stock declines below NASDAQ listing standards for an extended period our common stock could be suspended or delisted from the NASDAQ exchange."

United States Securities and Exchange Commission
January 29, 2019

Regulatory action against existing bitcoin and other digital currency exchanges…, page 10

6.
You state that RiotX is being developed "to be resistant" to various hacking attacks. Please tell us what this statement means and expand your business disclosure regarding your proposed platform launch to explain the steps you have taken to achieve this goal. Please also include balancing disclosure to explain the security risks that remain.

Response

The Company's development of RiotX involves the integration of security software, policies, and procedures into RiotX which are designed to limit unauthorized access to both Company and end user assets. The Company's security policies and procedures involve air-gapping digital wallet keys to segregate them from a potentially penetrated network, encryption of secured communications to help prevent unauthorized access thereto, and implementation of the security software and procedures of its third party service vendors to help protect itself and its end users.  The Company acknowledges that no system is hacker-proof, and will continue to review and update its security practices and procedures in keeping with best practices in the industry.

The Company cannot be overly-specific with regard to disclosure of its security procedures, as maintaining their secrecy is paramount to their effectiveness. If the Company were to disclose the inner workings of its security apparatus, it would essentially be providing a road map for hackers to circumvent or otherwise defeat those procedures. The Company has, however, endeavored to disclose the existence of its security policies and procedures and, where appropriate, to disclose specifics thereto, such as its policy of air-gapping digital wallet keys discussed above. In addition to the disclosures made with reference to Staff comments 2 and 3 above, as well as those included in the Company's most recent quarterly report on Form 10-Q for the period ended September 30, 2018, as amended, the Company has made the following disclosure in Amendment No. 2 to its Registration Statement on Form S-3 filed on January 3, 2019 regarding the hacking-related risk factors identified by the Company which may affect the RiotX exchange:

Form S-3/A, Risk Factors, pages 12 and 13:

"The online nature of the RiotX exchange will expose it to risks of third party hacking attacks, which, due to the nature of Blockchain technologies, may result in irreversible or unrecoverable losses to RiotX users.

The online marketplace has long been subject to hackers and other malicious actors. The Company's business, and particularly its RiotX exchange, is an online-based platform and will be subject to these same hacking risks. Accordingly, RiotX is being developed with security measures to defend against such attacks and to provide as much security and reliability to its future end users as possible given current security protocols and technologies, but such efforts may ultimately be ineffective due to the highly sophisticated and evolving nature of cyber-attacks. The Company has written and maintains a cybersecurity policy that outlines an extensive list of controls and supervisory practices in place reasonably designed to diligently supervise the risks of unauthorized access or attack of its information technology systems, and to respond appropriately should unauthorized access or cyber-attack occur. The Company, in conjunction with its third party vendors, will continually work to improve existing security protocols and develop new security techniques and software to address future threats to the RiotX exchange, its users and valuable assets. The Company's policy of air-gapping its digital assets from the internet to the extent possible means that its digital currency assets should not be reached by an online penetration of its security framework, thereby limiting the impact of a hacking event on the overall Company. The RiotX exchange will have similar air-gapping and private key protections for its users' digital currency wallets. As such, similar hacking attacks should have limited success in illegally transferring user data and digital currency assets if they gain illegal access to the RiotX exchange system.

United States Securities and Exchange Commission
January 29, 2019

Although the Company will implement these anti-hacking measures, RiotX remains exposed to risks from: DDoS attacks to limit the availability of exchange services or otherwise disrupt normal operations; account takeover attempts in which RiotX users are targeted by hackers or other illegal actors to gain access to login credentials, which could allow the illicit user to transfer user assets held via RiotX or commit other fraud; targeted software exploits designed to take advantage of vulnerabilities and flaws in the underlying software components of the exchange, digital wallets, and web services provided to RiotX over which the Company has little to no control in order to gain access to or transfer of user digital currency assets; potential misdirection of funds and assets by online "spoofers" posing as RiotX representatives, by man in the middle interceptions of the digital transfers similar to wire-tapping, browser session tampering in which the user's internet service provider is compromised, and malware that is designed or may be designed to target the digital signal of digital currency exchanges in order to redirect exchanged assets away from their intended recipients; phishing activities in which user login credentials are stolen; natural disasters temporarily or permanently disabling our physical servers; human error and insider threats to our servers and the RiotX exchange; and other unforeseen or unforeseeable threats to the RiotX exchange. The occurrence of any one or a number of these risk factors could have a material negative impact on our business, resulting in a decline in the trading price of shares of our common stock. Should this occur, our investors could lose some or all of their investment in our common stock; accordingly, investors in our Company should seriously consider these risk factors when considering investing in our Company.

Regulatory action against existing bitcoin and other digital currency exchanges may have a detrimental effect on the acceptance and widespread use of our planned digital currency exchange, RiotX.

In recent years, a number of bitcoin exchanges have been closed by governmental regulatory action due to alleged fraud and security breaches. Some investors were not compensated for the loss of their account balances on these exchanges. While our planned exchange is being developed to be licensed by the appropriate U.S. governmental and quasi-governmental regulatory authorities prior to launch, its planned scope will make it a desirable target for malware, DDoS, and other hacking attacks, which could lead to regulatory backlash against RiotX. The Company is working with its regulators to ensure alignment with standards set for business in the same sector for compliance, fraud prevention, and cybersecurity. The Company cannot, however, predict or prevent all future threats and acknowledges that digital currency exchanges are possibly exposed to the following risks: denial of service attacks, account takeover attempts, software exploits due to vulnerabilities and flaws, potential misdirection of funds and assets, phishing, natural disasters, human error, insider threats and other factors that can render the exchange of digital currency untrustworthy.

Additionally, international action against bitcoin exchanges has been harsh; China has moved to shut down all digital currency exchanges operating within its borders. Until such action was announced, mainland China and Hong Kong were responsible for a majority of global digital currency transactions. We are aware of the threat posed by governmental and quasi-governmental regulators to the short and long-term success of RiotX, and we have taken steps to mitigate these risks by working closely with U.S. and state regulators to obtain all proper licenses and approvals prior to the launch of RiotX. The Company cannot mitigate against, or even fully anticipate, all regulatory actions which may be taken against it or the digital currency sector as a whole in the future, and such risks pose a threat to the success of our business operations. Further, the Company's efforts to mitigate against hacking attacks are necessarily limited by the present knowledge of various malware designs and other hacking methods; the remains the possibility that future unforeseeable hacking techniques could harm RiotX. Furthermore, occurrence of these hacking attacks may trigger regulatory backlash, which could temporarily suspend or even shut down operation of RiotX. We believe such regulatory actions will be less common in the future as digital currencies continue to gain acceptance, however, such enforcement actions presently pose a risk to the value of our planned exchange, RiotX, and to the trading price of our common stock. Should any of these risk factors (or other unforeseen risk factors) occur, the Company may suffer substantial material harm, which may have a negative effect on the trading price of our common stock.

United States Securities and Exchange Commission
January 29, 2019

We may not have adequate recourse against third parties if our bitcoins and other digital currency assets are lost, stolen or destroyed.

The online nature of digital currencies such as bitcoins and their immutability poses a unique threat to their security. We have implemented robust security measures to minimize the exposure of our digital currencies to such risks including, without limitation, cold storage procedures to "air-gap" our digital currency keys from the internet. These measures are not perfect and improper access to and transfer of our digital current assets may still occur despite our security measures. By their nature, bitcoin transactions are largely irreversible. Our recourse in the event of theft or other loss is limited to our ability to secure restitution from the improper transferors or transferees of our digital currency assets. Recovery from such individuals may be limited by a number of factors including, without limitation, our ability to locate and identify both the transferors and transferees. This risk may pose a threat to the trading price of our common stock, and the occurrence of such an event could have a materially adverse effect on our business and operations."

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303) 794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours,

/s/ Robby Chang
Chief Financial Officer